OMB APPROVAL
OMB Number: 3235-0116
Expires: July 31, 2008
Estimated average burden
hours per response 6.20

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549**

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934**

For the month of: January 2005
Commission File Number: 000-24980

KENSINGTON RESOURCES LTD.

(Translation of registrant's name into English)

Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20- F..XXX...   Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No ..XXX...**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SEC 1815 (09-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

FORM 51-102F3
Material Change Report

Item 1.   **Name and Address of Company**

         KENSINGTON RESOURCES LTD.
Suite 306, 1208 Wharf Street
Victoria, British Columbia
Canada, V8W 3B9

Item 2.   **Date of Material Change**

         January 20, 2005

Item 3.   **News Release**

         A news release was disseminated via Vancouver Stockwatch and Market News on January 20, 2005 and filed on SEDAR on January 21, 2005.

Item 4.   **Summary of Material Change**

         Kensington Resources Ltd. (the "Company") reported the granting of 977,500 stock options exercisable at a price of $1.04 per share for a five-year period to directors, officers, employees and consultants of the Company.

Item 5.   **Full Description of Material Change**

         See Schedule "A" attached hereto.

Item 6.   **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

         Not Applicable

Item 7.   **Omitted Information**

         No information has been omitted.

Item 8.   **Executive Officer**

         The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report: Robert A. McCallum, President & CEO, telephone: (250) 361-1578.

Item 9.   **Date of Report**

         January 28, 2005

Schedule A



FORM 20-F FILE #0-24980
LISTED IN STANDARD & POOR'S

GRANT OF STOCK OPTIONS

Victoria, B.C., Thursday, January 20, 2005 – Kensington Resources Ltd. (the "Company") reports the granting of 977,500 stock options exercisable at a price of $1.04 per share for a five-year period to directors, officers, employees and consultants of the Company.

Using the expertise of proven management and world-class, experienced technical advisors, Kensington Resources Ltd. is actively involved in confirming the economic potential of the Fort à la Corne Diamond Project and moving the project forward to a development decision as rapidly as possible. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Exploration Inc., a wholly owned subsidiary of De Beers (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%).

Robert A. McCallum, President & CEO

Kensington Resources Ltd.
Suite 306, 1208 Wharf Street
Victoria, British Columbia, CANADA V8W 3B9
Tel: 1-800-514-7859 or (250) 361-1578
Fax: (250) 361-3410
Website: www.kensington-resources.com
E-Mail: rob-mccallum@kensington-resources.com

TRADING SYMBOL: KRT-TSX.V

For further information, please contact:

Mel Gardner, Manager Investor Relations
Tel: 1-800-710-6083
E-mail: mel-gardner@kensington-resources.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENSINGTON RESOURCES LTD.
(Registrant)

October 13, 2005	By: /s/ Robert A. McCallum
Date	Robert A. McCallum
	President, CEO and Director